Exhibit 99.2

news

IMMEDIATE	2 November 2005

US update: Completion of US Nonstandard Auto sale and settlement reached with Wilmington Trust regarding Student Finance Corporation Litigation

Royal & Sun Alliance Insurance Group plc today confirms that the change of control of its US Nonstandard auto business to Sentry Insurance a Mutual Company has been approved by the US regulators and the sale has been completed on the originally agreed terms. The completion of this disposal provides a post tax gain under IFRS of around $130m and increases the proforma NAIC ratio to 2.3 times with immediate effect.

Royal & SunAlliance also confirms that its US subsidiary Royal Indemnity Company ("RIC") has reached a settlement with Wilmington Trust, one of the three remaining plaintiffs in the ongoing Student Finance Corporation ("SFC") litigation. As a result, Wilmington Trust has agreed to discontinue its part of the legal action.

As part of the settlement, RIC has agreed to pay $11m to Wilmington Trust. Wilmington Trust has agreed to assign to RIC all of its SFC related student loans for collection together with certain other rights. In 2004, Wilmington Trust had obtained summary judgement against RIC for $15m, recently vacated on appeal. The settlement will have no impact on the Group's financial results.

--ENDS--

For further information:
Analysts	Press	Press
Helen Pickford	Phil Wilson-Brown	Simon Moyse (Finsbury)
Tel: +44 (0) 20 7111 7212	Tel: +44 (0) 20 7111 7047	Tel: +44 (0) 20 7251 3801

Important disclaimer
This press release contains forward looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. The forward looking statements are based on management’s current expectations or beliefs as well as a number of assumptions about future events, and are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward looking statements. The specific forward looking statements cover, among other matters, the US statutory RBC ratio. Royal & Sun Alliance Insurance Group plc does not assume any obligation to update any forward looking statements, whether as a result of new information, future events or otherwise.